UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington , D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                               D.G. JEWELRY, INC.
                               ------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    23321U107
                                    ---------
                                 (CUSIP Number)

CUSIP NO. 943750101                  13G                 Page ____ of _____Pages


1          NAME OF REPORTING PERSON
           SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                 Haymarket LLC
--------------------------------------------------------------------------------

2          CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)___
                                                                       (b)___
--------------------------------------------------------------------------------
3          SEC USE ONLY


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4          CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------

 NUMBER OF      5         SOLE VOTING POWER
    SHARES                                                615,385 (See Note A)
BENFICIALLY     ________________________________________________________________
  OWNED BY
     EACH       6         SHARED VOTING POWER
 REPORTING                                                      NA
   PERSON       ________________________________________________________________
     WITH
                7         SOLE DISPOSITIVE POWER
                                                          615,385 (See Note A)
                ________________________________________________________________
                8         SHARED DISPOSITIVE POWER
                                                                NA
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPORTING PERSON
                                       615,385 (See Note A)
--------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     9.79%
--------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

ITEM  1.
              A) NAME OF ISSUER:                 D.G. JEWELRY, Inc.


              B) ADDRESS:                        101 PETROLIA ROAD
                                                 North York, Ontario
                                                 Canada M3J 2X7

ITEM  2.
              A) NAME OF FILER:                  HAYMARKET LLC

              B) ADDRESS OF FILER:               CORPORATE CENTER
                                                 WINDWARD ONE
                                                 WEST BAY ROAD
                                                 PO BOX 31106 SMB
                                                 Grand Cayman, Cayman Islands

              C) CITIZENSHIP:                    CAYMAN ISLANDS

              D) TITLE OF CLASS OF SECURITIES:   Common Stock

              E) CUSIP NUMBER:                   23321U107


ITEM  3.    IF 13D FILING:     N/A

ITEM  4.     OWNERSHIP
                     A)  AMOUNT BENEFICIALLY OWNED: 615,385 (SEE NOTE A)
                     B)  PERCENT OF CLASS:   9.79%
                     C)  NUMBER OF SHARES:
                           (I) SOLE VOTING POWER      --   615,385 (SEE NOTE A)
                           (II) SHARED VOTING POWER   --   NA
                           (III) SOLE  DISPOSAL POWER --   615,385 (SEE NOTE A)
                           (IV) SHARED DISPOSAL POWER --   NA

ITEM  5.   LESS THAN 5% BENEFICIAL OWNERSHIP      NA

ITEM  6.   MORE THAN 5% ON BEHALF OF ANOTHER     NA

ITEM  7.   SUBSIDIARY     NA

ITEM  8.   IF GROUP                   NA
ITEM  9.   NOTICE OF DISSOLUTION      NA

ITEM 10.   CERTIFICATION
                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 1999
-----------------
      Date

Haymarket LLC



By:  /s/ David Sims
     ------------------------
     Navigator Management Ltd.
     Director

                                     NOTE A

           The shares of common stock referred to in this Form 13G are based on the reporting person's receipt of shares pursuant to the terms of a Common Stock Purchase Agreement dated May 18, 1999 (the "Purchase Agreement").

           As of May 18, 1999 the reporting person held 615,385 shares of common stock and warrants to acquire 110,769 shares of common stock pursuant to the Purchase Agreement. The warrants provide that the reporting person cannot exercise such rights to purchase shares of common stock of the Issuer thereunder if such exercise would increase the reporting person's ownership of common stock of the Issuer to more than 9.99% of the outstanding shares.

           As of the date of filing, the reporting person holds 84,585 shares of common stock of the Issuer.